

# AiPEX6
## AI Powered US Equity Index 6



## Monthly Performance Report - April 2026

### About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

### Index Return Summary: Historical & Simulated*



### Index Overview

| | |
|---|---:|
| Website: | **aipex6.gbm.hsbc.com** |
| Bloomberg Ticker: | **AIPEX6 Index** |
| Geographical Focus: | **United States** |
| Launch Date: | **11/19/2019** |
| Type of Return: | **Excess Return** |
| Index Sponsor: | **EquBot, Inc.** |
| Index Calculation Agent: | **Solactive AG** |
| Index Fee: | **0.85% per year** |

### Index Performance: Historical & Simulated*

| | |
|---|---|
| 1 Month | 2.81% |
| YTD | 0.11% |
| 1Y | 4.21% |
| 3Y | 3.80% |
| 5Y | -5.90% |
| 10Y | 27.45% |
| 10Y Annualized Volatility | 5.95% |
| 10Y Sharpe Ratio | -0.20 |
| Cumulative Return | 127.22% |

### Top 10 Holdings: As of 4/30/2026

| | Index Weight(%) | Sector |
|---|---|---|
| NVIDIA CORP | 7.2% | Electronic Technology |
| APPLE INC | 5.9% | Electronic Technology |
| MICROSOFT CORP | 4.5% | Technology Services |
| ALPHABET INC-CL A | 3.7% | Technology Services |
| AMAZON.COM INC | 3.0% | Retail Trade |
| BROADCOM INC | 2.7% | Electronic Technology |
| ALPHABET INC C-SHARES | 2.3% | Technology Services |
| META PLATFORMS INC | 1.9% | Technology Services |
| BERKSHIRE HATHAWAY INC-CL B | 1.7% | Finance |
| TESLA INC | 1.5% | Consumer Durables |
| **Total** | **34.5%** | |

### Annual Index Performance: Historical & Simulated*

| 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 12.3% | 8.8% | -0.5% | 4.9% | 19.3% | 5.8% | -0.5% | 5.6% | 17.0% | -2.5% | 5.7% | 3.3% | 2.4% | -7.6% | 0.9% | 0.3% | 1.1% |

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 4/30/2026. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



# Monthly Performance Report - April 2026

## Top 10 Sector Allocations



● Portfolio   ■ Solactive US Large & Mid Cap Index

## Contributions to Return



● Portfolio   ■ Solactive US Large & Mid Cap Index

## Daily Risk Control Allocation - Historical & Simulated*

|  | As of 4/30/2026 | 3Y Average | 5Y Average | 10Y Average |
|---|---|---|---|---|
| Equity Portfolio | 36.91% | 38.78% | 34.99% | 39.99% |
| Cash | 63.09% | 61.22% | 65.01% | 60.01% |

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 4/30/2026. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

